Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care



Investor News                                   Fresenius Medical Care AG
                                                Investor Relations
                                                Else-Kroner-Str. 1
                                                D-61352 Bad Homburg

                                                Contact:

                                                Oliver Maier
                                                Phone:        + 49 6172 609 2601
                                                Fax:          + 49 6172 609 2301
                                                E-mail: ir-fms@fmc-ag.com

                                                North America:
                                                Heinz Schmidt
                                                Phone:        +  1 781 402 9000
                                                                     Ext.: 4518
                                                Fax:          +  1 781 402 9741
                                                E-mail: ir-fmcna@fmc-ag.com

                                                Internet: http://www.fmc-ag.com


                                                June 15, 2005


               Fresenius Medical Care receives second request from
                          U.S. Federal Trade Commission

Bad Homburg, Germany - Fresenius Medical Care AG (the "Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services announced today that it has received a second request from the U.S. Federal Trade Commission (FTC) for additional information in connection with its proposed acquisition of Renal Care Group, Inc. The effect of this request, which was anticipated when the acquisition was announced, is to extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act until 30 days after the Company and Renal Care Group have complied with the request, unless that period is voluntarily extended by the parties or is terminated by the FTC. The Company intends to continue to cooperate fully with the FTC in its review of the proposed acquisition and to promptly respond to this request for additional information and that it will be able to complete the transaction during the second half of 2005.

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                                       ***

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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